DELPHX SERVICES CORP.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DelphX Services Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

57 West 57th Street; 4th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randy Stouber	732-239-0494	rstouber@rrbb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davidson & Company LLP
(Name – if individual, state last, first, and middle name)

1 200-609 Granville Street	Vancouver	BC	V7Y 1G6
(Address)	(City)	(State)	(Zip Code)

	731
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Randy Stouber</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>DelphX Services Corp</u>, as of <u>December 31,</u> , 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Rand Stt_

Title: _Fin Op_

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DelphX Services Corp.
December 31, 2025

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
DelphX Services Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DelphX Services Corp., as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of DelphX Services Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DelphX Services Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, and Schedule II Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 5c3-3 has been subjected to audit procedures performed in conjunction with the audit of DelphX Services Corp.'s financial statements. The supplemental information is the responsibility of DelphX Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1, and Schedule II Computation for Determination of Reserve Requirements and Information Related to Possession and Control Requirements Under Rule 5c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DAVIDSON & COMPANY LLP

1200 – 609 Granville Street
PO BOX 10372, Pacific Centre
Vancouver, BC V7Y 1G6

604 687 0947
davidson-co.com

We have served as DelphX Services Corp.'s auditor since 2026.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants   Vancouver, Canada

March 26, 2026

DelphX Services Corp.
Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	33,837
Prepaid expenses and other assets		5,922
Total Assets	$	39,759
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	12,692
Total Liabilities	$	12,692
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		1,250,972
Accumulated deficit		(1,224,905)
Total Stockholder's Equity		27,067
Total Liabilities and Stockholder's Equity	$	39,759

The accompanying notes are an integral part of the Financial Statements.

DelphX Services Corp.
Statement of Operations
Year Ended December 31, 2025

REVENUES	
Other income	$ -
Total Revenues	-
EXPENSES	
Professional fees	239,000
Regulatory fees	2,827
Office expenses	2,745
Rent expense	29,539
Other expenses	61,316
Total Expenses	335,427
Net Loss	$ (335,427)

The accompanying notes are an integral part of the Financial Statements.

DelphX Services Corp.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025

	Total Stockholder's Equity
Balance, January 1, 2025	$ 24,544
Contributions by stockholder	337,950
Net Loss	(335,427)
Balance, December 31, 2025	$ 27,067

DelphX Services Corp.
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities:	
Net loss	$ (335,427)
Adjustments to reconcile net loss to cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	9,940
Accounts payable and accrued expenses	(8,500)
Net cash used in operating activities	(333,987)
Cash flows from financing activities	
Capital contributions	337,950
Net cash provided by financing activities	337,950
Net increase in cash and cash equivalents	3,963
Cash and cash equivalents, beginning of year	29,874
Cash and cash equivalents, end of year	$ 33,837
Supplemental Disclosure:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of the Financial Statements.

1. Nature of Business and Summary of Significant Accounting Policies

<u>Nature of Business</u> - DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company is dedicated to engaging in the business of placement agent and referring to other unrelated broker/dealer firms certain institutional customers of the Company's proprietary structured products. The Company will receive transaction-based placement agent and referral fees from those institutional customers and unrelated broker/dealers.

The Company has never had customers. The Company does not, and will not in the future, hold any customer funds or securities. However, as the Company will receive revenue that is both direct and indirectly related to securities transactions and is, and must remain, a member in good standing of the Financial Industry Regulatory Authority (FINRA).

Inherent in the Company's business are various risks and uncertainties , including the Company's limited operating history and the need for continued sources of financing to fund the Company's operations. The Company's success depends on the ability of it and DelphX to acquire adequate financing and the Company's ability to generate the revenues described above.

<u>Cash and Cash Equivalents</u> - All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents.

<u>Use of Estimates</u> - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income Taxes</u> - The Company, as a result of a Stock Ownership Transfer, has elected to be included with its parent company, DelphX Services Corp. for U.S. Corporation Income Tax reporting for tax year 2025. Due to the Company's S-Corporation status, there is no provision or liability for federal and state income taxes included in these financial statements.

The Company follows provisions of uncertain tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2025. Tax periods that are open to examination by the IRS include years 2022 through 2024, although no such examinations were known to exist as of the report date.

The Company's tax returns are subject to examination, generally for a period of three years after the respective filing dates for those returns.

2. Stock Transfer Agreement

The Company entered into a Stock Transfer Agreement effective November 27, 2017 between the Company's sole shareholder (Seller) and DelphX (Purchaser) whereby the Company transferred its 1,000 shares to DelphX for the purchase price of $1.00 (One dollar).

3. Related Party Transactions

The Company and DelphX, its parent company, are parties to an expense sharing and administrative services agreement. That agreement provides for DelphX to pay all expenses of the Company with the exception of annual assessments, Professional Fees (including consulting fees paid to the Company's CEO of $89,500) dues and subscriptions, securities - related commissions and fees to third parties, federal and state corporate taxes (other than income taxes) and SRO initial and annual licensing and registration fees, which are to be paid for by the Company. Pursuant to the agreement, the Company has no obligation to repay DelphX, or any related affiliate, for any expense paid by DelphX on behalf of the Company. Should this agreement be amended, terminated or replaced by any other understanding between the parties, the Company is required to promptly notify FINRA of such event. There was no allocation of expenses for the year ended December 31, 2025.

On occasion, the Company and its Member transact certain advances and/or repayments relative to its operations. The Company had made no advances as of December 31, 2025.

4. Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2025, the Company had no liabilities subordinated to claims of general creditors.

5. Commitments & Contingencies

The Company had no commitments or contingencies pending as of year-end December 31, 2025.

6. Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital as of December 31, 2025 was $21,145, which was $16,145 in excess of its required minimum net capital of $5,000 and the Company's ratio of aggregate indebtedness to net capital was 0.60:1.

7. Company Conditions

The Company has a net loss of $(335,427) for the year ending December 31, 2025 and has received capital contributions from its owner for working capital. The Company's owner has represented that they intend to continue making capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

8. Subsequent Events

Management has evaluated subsequent events through the date on which these financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

9. Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, *Segment Reporting*. The Company's business activities consist primarily of private placement activities and referrals will earn fees in the form of commissions on a negotiated basis. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The financial information presented in the consolidated financial statements is reflective of the operations of this single reporting segment, and there are no separate, identifiable components that meet the criteria for segmentation. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business. These decisions and determinations are made by the Company's chief operating decision maker who is the Company CEO.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2025

DelphX Services Corp.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

Computation of net capital		
Total stockholder's equity	$	27,067
Deductions and/or charges:		
Non-allowed assets		(5,922)
Net capital		21,145
Computation of aggregate indebtedness		
Accounts payable and accrued expenses		12,692
Aggregate indebtedness		12,692
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		846
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		5,000
Excess net capital	$	16,145
Ratio: Aggregate indebtedness to net capital		0.60 to 1

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2025, which was filed on January 25, 2026.

See report of independent registered public accounting firm.
9

DelphX Services Corp.
Schedule II
Computation for Determination of Reserve Requirements and Information
Related to Possession and Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission
As of December 31, 2025

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
DelphX Services Corp.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) DelphX Services Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DelphX Services Corp. has not claimed an exemption from paragraph (k) of 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) DelphX Services Corp. is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because DelphX Services Corp. limits its business activities exclusively to providing referral services to other FINRA members, for which securities based compensation is received from those other firms and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) through the most recent fiscal year without exception. DelphX Services Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DelphX Services Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants   Vancouver, Canada

March 26, 2026

DAVIDSON & COMPANY LLP   1200 – 609 Granville Street   604 687 0947
                                PO BOX 10372, Pacific Centre   davidson-co.com
                                Vancouver, BC V7Y 1G6

DelphX Services Corporation

Exemption Report

DelphX Services Corporation (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing referral services to other FINRA members, for which securities based compensation is received from those other firms and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DelphX Services Corporation

I, Randy Stouber swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Randy Stouber*

Title: CEO

March 26, 2026